September 30, 2009

Kevin Rupert Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:

Davlin Philanthropic Funds

File Nos. 333-149064, 811-22178 (the "Fund")

Dear Mr. Rupert:

This letter is submitted in response to the oral comments you provided to JoAnn Strasser on September 14, 2009 regarding the Fund's annual report to shareholders, the Fund's fidelity bond and certain advertising materials filed with the Commission.  Your comments and the Fund's responses are set forth individually below.

Annual Report

Comment 1 -

You requested verification that the financial statements for the Davlin Foundation are available to shareholders.  Alternatively, if the financial statements of the Davlin Foundation are not made available to shareholders, you requested that this fact be disclosed.

Response 1 -  The Davlin Foundation has posted its Form 990 on the Davlin Foundation’s website, and it is our understanding that the IRS makes these forms available to the public upon request.  In the next annual update of the Fund’s registration statement, the Statement of Additional Information will be revised to disclose how shareholders can access this information.

Comment 2 -

You inquired whether the Fund's auditors did any testing of the Davlin Foundation's records to confirm that the charitable contributions described in the Fund's prospectus were actually made.  Alternatively, if the Fund's auditors did no such testing, you requested that this fact be disclosed.

Response 2 -

The Davlin Foundation has reported to the Fund that, for the first fiscal year, it gave a total of $4,600, split among nine charities.  Given the size of the donations, the Fund did not request that the auditors test to confirm these donations, and it is our understanding that the auditors did not test this item.  In future audits, the Fund will request that auditors verify the charitable donations made by the Davlin Foundation, or the Fund will disclose to investors that the auditor did not verify the charitable donations.

Rule 497 Advertising Filings

Comment 3 -

Regarding some of the Fund's advertising materials filed with the Commission, you state that there appears to be inconsistencies regarding how the Fund calculates the level of payments to be made to the Davlin Foundation.  You requested that in describing the payments, the Fund use language from the prospectus or statement of additional information.

Response 3 -

The Fund’s CCO has reviewed this comment with Fund counsel, and is reviewing all current advertising materials for consistency.  Although the text of the advertising material may not necessarily mirror the text of the registration statement, the Fund will revise any advertising material that is inconsistent with the disclosure in the registration statement.

Comment 4 -

Regarding the Fund's Rule 497 filing made on December 23, 2008, the materials state that the investment adviser “has the goal of donating most of its investment management fees to charities.”  You noted that this may be the goal of the investment adviser, but to date the goal has not been achieved.  You requested that, in future materials, this fact be disclosed.

Response 4 – The referenced materials clearly stated that this is a goal.  A goal is, by definition, aspirational, and it is the position of the Fund that the referenced materials were not misleading.  The CCO will consider your comment when evaluating future advertisements.

Comment 5 -

Regarding the Fund's website, in the section discussing the Fund's fees and expenses, you noted that the Fund indicated its expected expense ratio is 1.65%.  However, the estimated fees exclude acquired fund fees and expenses and, therefore, is not a fair representation of the Fund's estimated expenses.

Response 5 -

The website will be updated to disclose expenses including acquired fund fees and expenses.

Comment 6 -

Also regarding the Fund's website, you noted that the disclosure regarding shareholders getting the full benefit of a tax deduction by making an investment in the Fund is, in your opinion, misleading.  You noted that this disclosure does not seem accurate because the charitable donation by the Fund, not the shareholder, reduces the income attributable to the shareholder, but does not give rise to a charitable deduction on the shareholder's income tax returns and therefore does not afford the shareholder the full benefit of a direct charitable donation and resulting tax deduction.

Response 6 -   The disclosure will be revised to include the following disclosure from the Fund’s prospectus:  “As such, no further consideration is needed, or tax deduction permitted, by the shareholders.”

Fidelity Bond

Comment 7 -

You noted that the Fund's fidelity bond has not be filed as required by Rule 17-g of the Investment Company Act of 1940.

Response 7 -   The Fund’s CCO has explained that the fidelity bond policy had not been received as of the date we received you comments.  The Fund has since received a copy of the policy and it was filed on September 29, 2009.

The Fund has authorized us to acknowledge on its behalf that:

(a)

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)

Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)

The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 513-352-6725.

Sincerely,

/s/ JoAnn Strasser

JoAnn M. Strasser